Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Nine Months Ended September 30, 2011		Year Ended December 31,
			2010		2009	2008		2007	2006
	(dollars in thousands)
Operating income (loss)	$255,124		$246,809		$(181,988)	$42,029		$436,064	$333,676
Add—Fixed charges	86,851		121,656		132,785	161,665		154,790	119,698

Operating income (loss) before fixed charges	$341,975		$368,465		$(49,203)	$203,694		$590,854	$453,374

Fixed Charges:
Interest (b)	$71,830		$102,249		$113,280	$141,413		$136,529	$104,348
Other (c)	15,021		19,407		19,505	20,252		18,261	15,350

Total fixed charges	$86,851		$121,656		$132,785	$161,665		$154,790	$119,698

Ratio of earnings to fixed charges	3.94	(d)	3.03	(e)	– (f)	1.26	(g)	3.82	3.79

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges					$181,988

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the years presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the nine month period ended September 30, 2011 is presented after giving effect to a gain of $18,171 relating to the extinguishment of debt. Excluding the impact of such gain, the ratio of earnings to fixed charges would have been 3.73.

(e)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108, and (ii) a charge of $24,860 relating to the amendment of Lazard’s retirement policy with respect to RSU awards. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.95.

(f)	Operating loss for the year ended December 31, 2009 is presented after giving effect to (i) a restructuring charge of $62,550, (ii) the acceleration of amortization expense of $86,514 relating to the vesting of RSUs held by Lazard’s former Chairman and Chief Executive Officer as the result of his death in October 2009 and (iii) the acceleration of amortization expense of $60,512 relating to the accelerated vesting of the unamortized portion of previously awarded deferred cash incentive awards. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 1.21.

(g)	Operating income for the year ended December 31, 2008 is presented after giving effect to a charge of $199,550 relating to the LAM Merger. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 2.49.